 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200 Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund III, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which offering statement was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

2

As of June 30, 2022, the Company held five senior secured loans, providing $23,515,000 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 17% and maturities ranging from March 18, 2021 to April 20, 2022. The following tables outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
Abdoun Estate Holdings, LLC	Southfield, MI	3/30/2022	$3,000,000	17.00%
Breda LLC	Camden, ME	12/30/2021	$5,100,000	12.00%
Burooj Holdings, LLC	Pembroke, NC	3/18/2021	$3,800,000	17.00%
Affinity Health Partners, LLC	Plymouth, NC	4/20/2022	$5,615,000	20.00%
OM Hotel, LLC	Newport News, VA	12/10/2021	$6,000,000	17.00%

On March 14, 2022, ROCG distributed in kind its interests in the Sponsor and ROHM to Messrs. Kennedy and Elias. Mr. Elias then sold all his equity interests in ROHM and the Sponsor to White Oak Capital Holdings, LLC, a Michigan limited liability company (“White Oak”) and resigned as a manager and member of the board of managers of ROHM, effective March 14, 2022, and resigned from any and all officer positions the held in ROHM, the Sponsor, and the Manager, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Elias, ROHM, ROCH, and Red Oak Capital Participation Fund GP, LLC (“Elias’s Transition Services Agreement”).

On March 14, 2022, the Company announced the resignation of Jason Anderson, Chief Financial Officer, and Joseph Elias, Chief Operating Officer, from Red Oak Capital GP, LLC, our managing member, and all other affiliated entities.

On March 17, 2022, the Company announced the appointment of Thomas McGovern as Chief Financial Officer and Paul Cleary as Chief Operating Officer of Red Oak Capital GP, LLC, and all other affiliated entities.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC and wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

Results of Operations – For the Six-months Ended June 30, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2022.

As of June 30, 2022, the Company held five senior secured loans, pursuant to which the Company, as the lender, provided $23,515,000 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 12% and 20% (averaging 16.64%) and where the maturities ranged from March 18, 2021 to April 20, 2022.

On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 20, 2020 and had an interest rate of 11%. The Company received $4,083,937 in proceeds from the sale resulting in a full payoff of principal as well as a portion of the outstanding fees and interest, net of reserves.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the six-months ended June 30, 2022, our total revenues from operations amounted to $1,060,719. Operating costs for the same period, including bond interest expense of $2,458,724, rental expenses of $774,379, and management fees of 437,281 amounted to $3,714,602. Net loss for the period, including unrealized loss on property held for sale of $478,000 amounted to $3,131,883.

Results of Operations – For the Six-months Ended June 30, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2021.

3

 As of June 30, 2021, the Company held nine senior secured loans, pursuant to which the Company, as the lender, provided $41,352,500 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 12% and 17% (averaging 14.7%) and where the maturities ranged from August 28, 2021 to December 30, 2021.

 The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

As of February 28, 2021, the Company fully redeemed from the Woodstock Capital Partners, LP investment. On April 9, 2021, the company received approximately $0.76 million, which was 90% of the net asset value of the investment. The remaining 10% is written off as of year-end since the Company no longer believes this is collectible. The realized loss on this investment was $4,238,477; however, $4,106,937 was recognized as an unrealized loss in prior years.

 For the six-months ended June 30, 2021, our total revenues from operations amounted to $1,731,522. Operating costs for the same period, including provision for loan losses of $30,200 and bond interest expense of $2,461,621 amounted to $2,975,446. Net loss for the period amounted to $1,281,701.

Liquidity and Capital Resources

As of June 30, 2022, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of June 30, 2022, the Company had cash on hand of $4,786,983 and zero bond service reserves. Pursuant to the Indenture related to the Bonds, the bond service reserve required 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. On October 23, 2020, the bond service reserve was depleted to the pay the bond service obligation.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of December 23, 2019. As such, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

No new loans were issued in the first or second quarters of 2021 or 2022. In the third quarter of 2022, one loan with principal outstanding of $5,100,00 was paid off in full. With an increasing number of loans paying off, we anticipate loan deployment to increase in the remainder of 2022. As loans pay off, the Company will close on new senior secured loans. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

4

As of the date of this report, the Company has acquired through foreclosure the collateral property of four senior secured loans. Management is currently working through the best possible exit strategies for these properties. Management has provided for loss reserves on these assets where the market reflects a lower value than the cost basis of the asset.

In the third quarter of 2022, we elected to redeem all outstanding Series A bondholders on September 15, 2022. The original maturity date of the Series A Bonds is December 31, 2022. The total proceeds paid to bondholders, including principal and interest is $4,444,602.

Due to the continued pressure faced by borrowers in the wake of the COVID-19 pandemic, certain of the loans in the portfolio have experienced distress. Recent macro events including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Management continues to work to remediate these issues with the existing borrowers, however, in many cases we have had to take possession of the underlying property through foreclosure. While the Company is confident that these situations will ultimately be resolved, we expect the workout process to extend for a period of time that is difficult to determine due to the lengthy nature of the legal and sales processes in certain locations. In the event, however, that we are unable to ultimately remediate these nonperforming properties, it would have a material negative impact on our results of operations and financial position.

Item 2. Other Information

None.

5

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2022 AND DECEMBER 31, 2021

6

Red Oak Capital Fund III, LLC Contents

7

Red Oak Capital Fund III, LLC
Balance Sheets

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$4,786,983	$3,213,790
Mortgage loans receivable, held for investment, net	21,285,000	25,379,626
Loan interest receivable	1,919,687	2,193,712
Other current assets	30,916	-
Total current assets	28,022,586	30,787,128

Long-term assets:
Property - held for sale, net	7,827,026	8,009,424

Total assets	$35,849,612	$38,796,552

Liabilities and Member’s Deficit

Current liabilities:
Loan interest reserves	$1,214,909	$1,497,743
Loan construction reserves	1,010,467	1,016,593
Bond interest payable	1,040,039	1,040,039
Due to managing member	874,781	874,781
Other current liabilities	129,209	33,952
Current portion of Series A bonds payable, net	4,351,812	4,318,182
Total current liabilities	8,621,217	8,781,290

Long-term liabilities:
Series B bonds payable, net	43,149,110	42,804,094
Total long-term liabilities	43,149,110	42,804,094

Member’s deficit	(15,920,715)	(12,788,832)

Total liabilities and member’s deficit	$35,849,612	$38,796,552

8

Red Oak Capital Fund III, LLC
Statements of Operations (Unaudited)

	For the Six Months Ending June 30
	2022	2021

Revenue:
Mortgage interest income	423,334	1,731,522
Paid-in-kind interest income	-	9,150
Rental income	637,385	-
Total revenue	1,060,719	1,740,672

Expenses:
Bond interest expense	2,458,724	2,461,621
Management fees	437,281	437,500
Professional fees	43,363	45,721
General and administrative	855	404
Provision for loan losses	-	30,200
Rental expenses	774,379	-
Total expenses	3,714,602	2,975,446

Other income (expense)
Appreciation or (depreciation) on investment in limited partnership	-	(46,927)
Unrealized gain or (loss) on property, held for sale	(478,000)	-
Total other income (expense)	(478,000)	(46,927)

Net income (loss)	$(3,131,883)	$(1,281,701)

9

Red Oak Capital Fund III, LLC
Statements of Changes in Member’s Capital
(Unaudited)

Managing Member

Member’s deficit, January 1, 2021	$(5,415,677)

Net income (loss)	(1,281,701)

Member’s deficit, June 30, 2021	$(6,697,378)

Member’s deficit, January 1, 2022	$(12,788,832)

Net income (loss)	(3,131,883)

Member’s deficit, June 30, 2022	$(15,920,715)

10

Red Oak Capital Fund III, LLC
Statements of Cash Flows (Unaudited)

	For the Six Months Ending June 30
	2022	2021

Cash flows from operating activities:
Net income (loss)	$(3,131,883)	$(1,281,701)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Net change in unrealized (appreciation) depreciation in limited partnership	-	46,926
Net change in provision for loan losses	-	30,200
Accretion of loan origination income	(67,876)	(298,712)
Amortization of debt issuance costs	378,646	380,570
Unrealized gain or (loss) on property, held for sale	478,000	-
Change in other operating assets and liabilities:
Net change in loan interest receivable	274,025	(585,556)
Net change in accrued paid-in-kind interest	-	(9,150)
Net change in escrow proceeds receivable	-	(84,614)
Net change in other current assets	(30,916)	-
Net change in bond interest payable	-	(532)
Net change in due to managing member	-	437,500
Net change in other current liabilities	95,257	-

Net cash provided by (used in) operating activities	(2,004,747)	(1,365,069)

Cash flows from investing activities:
Mortgage loans receivable, held for investment, net	4,162,500	1,431,924
Loan interest reserve additions (deductions)	(282,834)	(91,816)
Loan construction reserve drawdowns	(6,126)	(181,446)
Proceeds from sale of investment in limited partnership	-	846,137
Property - held for sale, net	(295,600)	-

Net cash provided by (used in) investing activities	3,577,940	2,004,799

Cash flows from financing activities:
Redemptions of Series B Bonds	-	(25,000)

Net cash provided by (used in) financing activities	-	(25,000)

Net change in cash and cash equivalents	1,573,193	614,730

Cash and cash equivalents, beginning of period	3,213,790	1,789,291

Cash and cash equivalents, end of period	$4,786,983	$2,404,021

11

Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

1.	Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations have been affected by the ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The impact of the pandemic included the delay of payments from borrowers, higher rates of defaults, and declines in collateral values, all of which resulted in higher loan loss reserves for the Company. In addition, recent macro events in 2021 and through the report date, including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Any future disruption which may be caused by the outbreak and/or these macro events is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2.	Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and recent adverse macro events, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company’s financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three- Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

12

Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

2.	Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property - held for sale, net

Property - held for sale are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss. For the periods ending June 30, 2022 and June 30, 2021, the Company recognized unrealized loss on property – held for sale of $0.48 million and $0.05 million, respectively.

Investment in limited partnership

The Company’s investment in limited partnership consisted of one $5 million contribution into Woodstock Capital Partner, LP which was a non-marketable equity security. In accordance with Subtopic 820-10 the investment was valued at net asset value per share on a recurring basis.

As of February 28, 2021, the Company fully redeemed from the Woodstock Capital Partners, LP investment. On April 9, 2021, the company received approximately $0.76 million, which was 90% of the net asset value of the investment as of February 28, 2021. The remaining 10% was scheduled to be repaid 12 months from the initial redemption. At December 31, 2021, the Company wrote off the remaining $0.08 million as the amount was not deemed to be collectable.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

13

Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

2.	Significant accounting policies (continued)

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Allowance for loan losses was not increased or decreased for the period ending June 30, 2022 and was increased by $30,200 for the period ending June 30, 2021.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. Four loans were in nonaccrual status at June 30, 2022 and December 31, 2021.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled approximately $0.07 and $0.30 million for the periods ending June 30, 2022 and June 30, 2021, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $23.52 and $27.68 million, presented net of approximately $0.00 and $0.07 million of unamortized deferred loan origination income and $2.23 million and $2.23 of loan loss reserves at June 30, 2022 and December 31, 2021, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company’s net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

14

Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

2.	Significant accounting policies (continued)

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2022 and December 31, 2021, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2022 and June 30, 2021, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

3.	Change in Accounting Policy

Effective January 1, 2021, the Company changed its policy for recognition of interest on mortgage notes receivable. Previously, interest income on mortgage loans receivable was recognized over time using the interest method, based on contractual terms of the loan agreement, and was not limited based on the borrower’s status. The total carrying value of the loan, including any interest, late fees, or other accrued receivables, was evaluated each reporting period for impairment based on the carrying value of the underlying mortgage loan collateral, and a reserve was established if necessary. During 2021, the company began restricting recognition of interest income once a loan reached nonaccrual status, as determined by the managing member. The result is less interest income being recognized for delinquent borrowers, which required less loan loss reserves be established on such loans. The Company believes the new accounting policy is preferrable as it provides a more accurate reflection of periodic results of operations for the users of the financial statements. The Company performed a retrospective review of accounting for such loans for the six months ending June 30, 2021. The net effect of the change to the Balance Sheet was a decrease to Loan interest receivable of $1,777,989 and a decrease to Loan loss reserves of $1,059,800, resulting in a $718,189 net change to Member’s deficit as of June 30, 2021. The net effect of the change to the Statement of Operations was a decrease of $1,777,989 to Mortgage interest income and a decrease of $1,059,800 to Provision for loan losses, resulting in a $718,189 net change to Net loss for the period ending June 30, 2021.

4.	Mortgage loans receivable

Mortgage loans receivable as of June 30, 2022 and December 31, 2021 are comprised of the following:

	06/30/2022	12/31/2021
Mortgage loans receivable	$23,515,000	$27,677,500
Deferred origination fees	0	(67,874)
Loan loss reserves	(2,230,000)	(2,230,000)

Mortgage loans receivable, held for investment, net	$21,285,000	$25,379,626

At June 30, 2022, this consisted of five mortgage loans where the interest rate weighted average was 16.64% and where the maturities ranged from March 18, 2021 to April 20, 2022, based on twelve-month terms with two borrower options to extend an additional six months. At December 31, 2021, this consisted of six mortgage loans where the weighted average interest rate was 15.67% and where the maturities ranged from December 10, 2020 to April 20, 2022, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $0.42 million and $1.73 million of mortgage loan interest income and $0 and $9,150 of paid-in-kind interest during the periods ending June 30, 2022 and June 30, 2021, respectively.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account. As of June 30, 2022 and December 31, 2021, the loan interest reserve account contained approximately $1.21 and $1.50 million, respectively. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. The loan construction reserve balance was approximately $1.01 million and $1.02 million as of June 30, 2022 and December 31, 2021, respectively.

On January 11, 2021, the Company issued a demand letter to a mortgage note borrower, OM Hotel, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 17%. The note is currently in workout with the borrower. The note originally matured on December 10, 2020 and holds an unpaid principal balance of $6,000,000 with interest receivable of approximately $590,000 as of June 30, 2022. The Company established a loan loss reserve in the amount of $1,530,000 for this note at December 31, 2021. No further provision for loan losses was added for the period ending June 30, 2022.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

4.	Mortgage loans receivable (continued)

On January 15, 2021, the Company issued a demand letter to a mortgage note borrower, Abdoun Estate Holdings, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5%. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 8, 2022. The note originally matured on March 30, 2021 and holds an unpaid principal balance of $3,000,000 with interest receivable of approximately $206,000 as of June 30, 2022. The Company established a loan loss reserve in the amount of $700,000 for this note at December 31, 2021. No further provision for loan losses was added for the period ending June 30, 2022.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower, Burooj Holdings, LLC, and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 9, 2022. The note originally matured on March 18, 2021 and holds an unpaid principal balance of $3,800,000 with interest receivable of approximately $195,000 as of June 30, 2022. Given the property’s value, cash reserves, and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

On January 10, 2022 the Company issued a notice of default to a mortgage note borrower, Centennial Housing & Community, Services Corp, and increased the interest rate to the default rate of 20% per annum. Since the borrower failed to deliver the payoff, the Company has been in workout and initiated foreclosure action. The note matured on April 20, 2022 and holds an unpaid principal balance of $5,615,000 with interest receivable of approximately $359,000 as of June 30, 2022. Given the property’s value, cash reserves, and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 2, 2020 and had an interest rate of 11%. The Company received $ 4,083,937 in proceeds from sale resulting in a full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

5.	Property - held for sale, net

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. The Company has engaged a property management group to operate the hotel and put this property up for sale.

At June 30, 2022 and December 31, 2021, the gross balance of Property - held for sale was $10,481,026 and $10,185,424, respectively, of foreclosed commercial real estate properties recorded as a result of obtaining physical possession of the property. Property – held for sale has been adjusted to fair value at June 30, 2022 and December 31, 2021 through a valuation reserve. The Company has recorded the hotel operations from the date of foreclosure through June 30, 2022 in the financial statements.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

5.	Property - held for sale, net (continued)

Property held for sale, net as of June 30, 2022 and December 31, 2021 is comprised of the following:

	06/30/2022	12/31/2021
Foreclosed cost	$10,481,026	$10,185,424
Valuation reserve	(2,176,000)	(2,176,000)

Property held for sale, net	$7,827,026	$8,009,424

6.	Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of Series A and Series B Bondholders. For the period ending June 30, 2022 and June 30, 2021, $437,281 and $437,500 management fees have been earned, respectively. $874,781 and $874,781 in management fees were held as payable to the Managing Member as of June 30, 2022 and December 31, 2021, respectively.

The Company will pay an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the period ending June 30, 2022 and June 30, 2021, zero acquisition fees have been incurred. As of June 30, 2022 and December 31, 2021, zero acquisition fees were held as payable to the Managing Member.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of both Series A and Series B Bondholders. During the periods ending June 30, 2022 and June 30, 2021, zero organization fees have been incurred. As of June 30, 2022 and December 31, 2021, zero organization fees were held as payable to the Managing Member.

7.	Member’s equity

During the periods ending June 30, 2022 and June 30, 2021, the Managing Member, as sole member of the Company, made zero capital contributions and received no distributions.

8.	Bonds payable

During the periods ending June 30, 2022 and June 30, 2021, the Company issued zero Series A and B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2022 and December 31, 2021, there have been approximately $4.50 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2022 and June 30, 2021, $378,646 and $380,570 was amortized to bond interest expense during the period, respectively.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

8.	Bonds payable (continued)

Bonds payable as of June 30, 2022 and December 31, 2021 are comprised of the following:

	06/30/2022	12/31/2021
Series A bonds payable	$4,386,000	$4,386,000
Series B bonds payable	45,589,000	45,589,000
Debt issuance costs	(2,474,078)	(2,852,724)

Total bonds payable, net	$47,500,922	$47,122,276

The Company executes quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the periods ending June 30, 2022 and June 30, 2021, the Company has recorded $2,458,724 and $2,461,621 as bond interest expense, respectively. As of June 30, 2022 and December 31, 2021, $1,040,039 and $1,040,039 is held as payable to both sets of Bondholders, respectively.

In accordance with the Series A and Series B Bond Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of September 27, 2019. On September 27, 2020, the Bond Service Reserve requirement was terminated and the funds remaining in the UMB trust account were returned to the Company.

The maturity date of Series A Bonds will be December 31, 2022, whereas the maturity date will be December 31, 2025 for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2022 or December 31, 2021, the Company has accrued no contingent interest.

Series B Bonds will be redeemable beginning January 1, 2022. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2022 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received. The Company may also redeem the Series A Bonds and Series B Bonds, in whole or in part, without penalty within six and 18 months of their respective maturity dates, subject to proper notice as described in the agreement.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional two years in the case of Series A, or an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2022 and December 31, 2021 (Unaudited)

8.	Bonds payable (continued)

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2022	$4,386,000
2023	-
2024	-
2025	45,589,000
2026	-
Total bonds payable	$49,975,000

9.	Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

10.	Subsequent events

On July 25, 2022, in accordance with the offering circular, the Company executed an interest payment for $1,040,039 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

On July 28, 2022, mortgage note borrower Breda, LLC paid off its note with a principal balance of $5,100,000. The note originally matured on December 30, 2020 and had an interest rate of 11%. The Company received $ 5,349,158 in proceeds from the loan payoff resulting in a full payoff of principal as well as the majority of the fees and interest, net of outstanding interest and construction reserves.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3,000,000. The note originally matured on March 30, 2021 and had an interest rate of 11%. The Company took ownership of the property and plans to begin the sale process.

On August 9, 2022, the Company foreclosed on the note with the borrower Burooj Holdings, LLC which possessed a principal balance of $3,800,000. The note originally matured on March 18, 2021 and had an interest rate of 11%. The Company took ownership of the property and plans to begin the sale process.

On September 2, 2022, the Company elected to redeem on September 15, 2022 all of the Company’s outstanding Series A Bonds at the amount of $1,013.36 per Series A bond.

On September 15, 2022, the Company executed a principal and interest payment for $4,444,602 to the trustee and paying agent, Great Lakes Fund Solutions, Inc. to redeem all of the Company’s outstanding Series A Bonds.

The financial statements were approved by management and available for issuance on October 12, 2022.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond***

(3)(c)	Form of Series B Bond***

(3)(d)	Form of Pledge and Security Agreement*

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30.

** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 31, 2019.

*** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND III, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	October 13, 2022

                Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

Date:	October 13, 2022

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

Date:	October 13, 2022

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